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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SAVILLE SYSTEMS PLC
                        (Name of Issuer)

                         ORDINARY SHARES
                 (Title of Class of Securities)

                            805174109
                         (CUSIP Number)

    JEFFREY D. PFLAUM, ESQ.
VICE PRESIDENT, GENERAL COUNSEL     COPY TO:  ROBERT A. ROSENBAUM, ESQ.
    AND CORPORATE SECRETARY                     DORSEY & WHITNEY LLP
 ADC TELECOMMUNICATIONS, INC.                 PILLSBURY CENTER SOUTH
    12501 WHITEWATER DRIVE                    220 SOUTH SIXTH STREET
     MINNETONKA, MN 55343                     MINNEAPOLIS, MN  55402
  TELEPHONE:  (612) 938-8080                 TELEPHONE:  (612) 340-5681

(Name, Address and Telephone Number of Person Authorized to Receive Notices
                        and Communications)

                          JUNE 19, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 7 pages

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                            SCHEDULE 13D

CUSIP No. 805174109
-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS                     ADC Telecommunications, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)                               41-0743912

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)[ ]
                                                        (b)[ ]
-------------------------------------------------------------------------------
3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS                                    WC, BK

-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION               Minnesota

-------------------------------------------------------------------------------
      NUMBER OF     7.   SOLE VOTING POWER        7,799,805
                                                  (consisting of an option
       SHARES                                     to acquire up to
                                                  7,799,805 shares in
    BENEFICIALLY                                  certain circumstances)
                                                  (See Items 4 and 5)
      OWNED BY      -----------------------------------------------------------
                    8.   SHARED VOTING POWER      0
        EACH        -----------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER   7,799,805
      REPORTING                                   (consisting of an
                                                  option to acquire up to
       PERSON                                     7,799,805 shares in
                                                  certain circumstances)
        WITH                                      (See Items 4 and 5)
                    -----------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER 0
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED       7,799,805
     BY EACH REPORTING PERSON                  (consisting of an
                                               option to acquire up to 7,799,805
                                               shares in certain circumstances)
                                               (See Items 4 and 5)

-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES               [ ]

-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                          19.9%

-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                       CO

-------------------------------------------------------------------------------

                           Page 2 of 7 pages

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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Ordinary Shares, nominal value $0.0025 per share, of Saville Systems PLC, a public limited company organized under the laws of Ireland ("Saville"). Saville's principal executive offices are located at One Van de Graaff Drive, Burlington, Massachusetts 01803-5171.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Name of Person Filing:

          ADC Telecommunications, Inc. ("ADC")


     (b)  Address of Principal Business Office:

          12501 Whitewater Drive
          Minnetonka, Minnesota 55343


     (c)  Principal Business:

          ADC supplies voice, video and data systems for telephone, cable television, Internet, broadcast, wireless and private communications networks.

          The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ADC are set forth in Annex A hereto and are incorporated herein by reference.


     (d)  Criminal Proceedings:

          During the last five years, neither ADC nor any executive officer or director of ADC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


     (e)  Civil Proceedings:

          During the last five years, neither ADC nor any executive officer or director of ADC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


     (f) Place of Organization:

          Minnesota

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Option Agreement dated as of June 19, 1999 (the "Stock Option Agreement"), between ADC and Saville described below in Item 4, Saville granted to ADC an option (the "Option") to purchase up to 7,799,805 Ordinary Shares of Saville (the "Saville Ordinary Shares") at a price of $17.50 per share,

                         Page 3 of 7 pages

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exercisable only upon the occurrence of certain events. The exercise of the
Option to purchase the full number of Saville Ordinary Shares covered by the Option would require aggregate funds of $136,496,587.50. If ADC were to purchase Saville Ordinary Shares pursuant to the Stock Option Agreement, ADC currently anticipates that such funds would be provided from ADC's working capital and bank lines of credit.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     On June 19, 1999, ADC and Saville entered into an Agreement (the "Acquisition Agreement"), which provides for the cancellation of the outstanding Saville Ordinary Shares and Deferred Shares and the allotment of shares of common stock of ADC (the "ADC Common Stock") pursuant to a Scheme of Arrangement under Irish law (the "Acquisition"). The Acquisition is subject to receipt of regulatory approvals, the approval of Saville's shareholders and other closing conditions, including the approval of the High Court of Ireland. Upon completion of the Acquisition, Saville will be a wholly owned subsidiary of ADC. Consummation of the Acquisition would result in the Saville Ordinary Shares ceasing to be outstanding or authorized to be quoted on the Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act. Also as a result of the Acquisition, certain officers and directors of Saville will be required to resign.

     The Acquisition is intended to be a tax-free reorganization for U.S. federal income tax purposes and to be accounted for as a pooling-of-interests transaction. The Acquisition Agreement, as well as the form of Scheme of Arrangement, are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

     As a condition and inducement to ADC's entering into the Acquisition Agreement, Saville entered into the Stock Option Agreement with ADC. Pursuant to the Stock Option Agreement, Saville has granted to ADC an Option to purchase up to 7,799,805 shares (the "Option Shares") on the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, ADC, as grantee of the Option, may surrender the Option to Saville in exchange for a payment to be determined in the manner set forth in the Stock Option Agreement. The Stock Option Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

     Except as set forth in this Item 4, ADC has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Acquisition Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a), (b) Pursuant to the Stock Option Agreement, ADC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 7,799,805 Saville Ordinary Shares, which represent beneficial ownership of approximately 19.9% of the Saville Ordinary Shares currently outstanding. If ADC were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, ADC disclaims beneficial ownership of such Saville Ordinary Shares subject to the Stock Option Agreement.

               To the best knowledge of ADC, no executive officer or director or ADC beneficially owns any Saville Ordinary Shares.

     (c) Except as described above, there have been no transactions in Saville Ordinary Shares by ADC, or, to the best knowledge of ADC, by any of ADC's executive officers or directors during the past 60 days.

                         Page 4 of 7 pages

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     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth in Items 3, 4, 5 and 6, neither ADC nor, to the best knowledge of ADC, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Saville.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     99.1 Agreement, dated as of June 19, 1999, by and between ADC and Saville.

     99.2 Form of Scheme of Arrangement.

     99.3 Stock Option Agreement, dated as of June 19, 1999, by and between ADC and Saville.

                         Page 5 of 7 pages

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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 1999

                                   ADC Telecommunications, Inc.

                                   /s/ Robert E. Switz
                                   ------------------------------
                                   Robert E. Switz
                                   Senior Vice President,
                                   Chief Financial Officer



                         Page 6 of 7 pages

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                                                                      ANNEX A

     DIRECTORS AND EXECUTIVE OFFICERS OF ADC TELECOMMUNICATIONS, INC.

     The name and present principal occupation or employment of the directors and executive officers of ADC Telecommunications, Inc. are set forth below. The principal business address of each director and executive officer is the address of ADC, 12501 Whitewater Drive, Minnetonka, Minnesota 55343. Each director and executive officer is a citizen of the United States.

NAME AND POSITION                    OCCUPATION
-----------------                    ----------
William J. Cadogan                   Director; Chairman of the Board,
                                     President and Chief Executive Officer

Lynn J. Davis                        Senior Vice President,
                                     President, Broadband Connectivity Group

William L. Martin III                Senior Vice President,
                                     President, Business Broadband Group

Arun Sobti                           Senior Vice President,
                                     President, Residential Broadband Group

Robert E. Switz                      Senior Vice President,
                                     Chief Financial Officer

Darryl E. Ponder                     Vice President, Business Development

Charles T. Roehrick                  Vice President and Controller

Jeffrey D. Pflaum                    Vice President, General Counsel
                                     and Corporate Secretary

James C. Castle, Ph.D.               Director; Chairman of the Board and
                                     Chief Executive Officer, USCS International, Inc.

Thomas E. Holloran                   Director; Professor, Graduate School of
                                     Business, University of St. Thomas

B. Kristine Johnson                  Director; Principal, Affinity Capital Management

Alan E. Ross                         Director; retired

Jean-Pierre Rosso                    Director; Chairman of the Board and
                                     Chief Executive Officer, Case Corporation

Donald M. Sullivan                   Director; retired

John D. Wunsch                       Director; President and Chief Executive Officer,
                                     Family Financial Strategies, Inc.

Charles D. Yost                      Director; President and Chief Operating Officer,
                                     Allegiance Telecom, Inc.

                         Page 7 of 7 pages